SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  _____________

                                   SCHEDULE 13G
                                  (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1){1}


                       First International Bancorp, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.10 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   32054Q 10
-------------------------------------------------------------------------------
                                (CUSIP Number)

                              December 31, 1998
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            / / Rule 13d-1(b)

            / / Rule 13d-1(c)

            /X/ Rule 13d-1(d)


**FOOTNOTES**

     {1}   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 32054Q 10                       13G                 Page 2 of 7 Pages

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      D.T. Chase Enterprises, Inc.
      06-0892627

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/

  3   SEC USE ONLY

  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Connecticut


          NUMBER OF          5    SOLE VOTING POWER
           SHARES                 0 shares (see Row 9, below)
        BENEFICIALLY         6    SHARED VOTING POWER
        OWNED BY EACH             0 shares (see Row 9, below)
          REPORTING          7    SOLE DISPOSITIVE POWER
           PERSON                 0 shares (see Row 9, below)
            WITH             8    SHARED DISPOSITIVE POWER
                                  0 shares (see Row 9, below)


 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0 shares, except to the extent that the reporting person is deemed to share voting or dispositive power with respect to the 35,000 shares of Common Stock, or 0.4% of the shares outstanding, owned by DTC Holdings Corporation (f/k/a American Ranger, Inc.) by reason of the affiliation described herein.

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*                                              /X/

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      0% (see Row 9, above)

 12   TYPE OF REPORTING PERSON*
      CO, HC


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           First International Bancorp, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           One Commercial Plaza
           Hartford, Connecticut 06103

Item 2(a). Name of Person Filing:

           D.T. Chase Enterprises, Inc. (the "reporting person")

Item 2(b). Address of Principal Business Office or, if None, Residence:

           One Commercial Plaza
           Hartford, Connecticut 06103

Item 2(c). Citizenship:

           Connecticut

Item 2(d). Title of Class of Securities:

           common stock, par value $.10 per share ("Common Stock")

Item 2(e). CUSIP Number:

           32054Q 10

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

           Not applicable

Item 4.    Ownership*.

        (a)  Amount Beneficially Owned: 0 shares

        (b)  Percent of Class: 0%

        (c)  Number of shares as to which such person has:

        (i)  sole power to vote or to direct the vote: 0

        (ii) shared power to vote or to direct the vote: 0

        (iii)sole power to dispose or to direct the disposition of: 0

        (iv) shared power to dispose or to direct the disposition of: 0

        * The reporting person owns all of the outstanding capital stock of DTC Holdings Corporation (formerly known as American Ranger, Inc.). The reporting person's beneficial ownership of Common Stock exists only to the extent that the reporting person is deemed to share voting or dispositive power with respect to the 35,000 shares of Common Stock, or 0.4% of the shares of Common Stock outstanding, owned by DTC Holdings Corporation by reason of the reporting person's affiliation with DTC Holdings Corporation.

          This Schedule does not relate to, and, in accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting person expressly declares that the filing of this Schedule shall not be construed as an admission that it is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of, any of (i) 949,047 shares of Common Stock, or 11.9% of the shares of Common Stock outstanding, owned as of December 31, 1998, by Arnold L. Chase, (ii) 815,641 shares of Common Stock, or 10.3% of the shares of Common Stock outstanding, owned as of December 31, 1998, by Cheryl A. Chase, (iii) 138,169 shares of Common Stock, or 1.7% of the shares of Common Stock outstanding, owned as of December 31, 1998, by David T. Chase, (iv) 1,460,000 shares of Common Stock, or 18.4% of the shares of Common Stock outstanding, owned as of December 31, 1998, by Rhoda L. Chase, (v) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 1998, by Arnold Chase Accumulation Trust I, a trust of which Arnold L. Chase and Stanley
          N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vi) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 1998, by Arnold L. Chase Accumulation Trust II, a trust of which Arnold L. Chase and Stanley
          N. Bergman are the trustees and Arnold L. Chase and the children of Arnold L. Chase and Sandra M. Chase are the beneficiaries, (vii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 1998, by Cheryl A. Chase Accumulation Trust I, a trust of which Cheryl A. Chase and Stanley
          N. Bergman are the trustees and Cheryl A. Chase and her children are the beneficiaries, (viii) 55,227 shares of Common Stock, or 0.7% of the shares of Common Stock outstanding, owned as of December 31, 1998, by Cheryl A. Chase Accumulation Trust II, a trust of which Cheryl A. Chase and Stanley N. Bergman are the trustees and Cheryl
          A. Chase and her children are the beneficiaries, (ix) 32,039 shares of Common Stock, or 0.4% of the shares of Common Stock outstanding, owned as of December 31, 1998, by Cheryl A. Chase Marital Trust, a trust of which Cheryl A Chase and Kenneth N. Musen are the trustees and Cheryl A. Chase and her children are the beneficiaries, (x) 112,522 shares of Common Stock, or 1.4% of the shares of Common Stock outstanding, owned as of December 31, 1998, by The Darland Trust, a trust of which Rothschild Trust Cayman Limited is trustee and Cheryl A. Chase and her children are the beneficiaries, or (xi) 1,355 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding, owned as of December 31, 1998, jointly by Arnold L. Chase and Sandra M. Chase, the spouse of Arnold L. Chase.

          DTC Holdings Corporation is a wholly-owned subsidiary of the reporting person. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of DTC Holdings Corporation and the directors and three of the executive officers of the reporting person. All of the outstanding stock of the reporting person is owned by David T. Chase (33.95%), Rhoda L.
          Chase (2.21%), Arnold L. Chase (9.34%), Cheryl A. Chase (14.74%), Arnold Chase Accumulation Trust I (5.07%), Arnold Chase
          Accumulation Trust II (7.54%), five trusts for the benefit of Arnold L. Chase's children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (7.55% in the aggregate), Cheryl A. Chase Accumulation Trust I (4.79%), Cheryl A. Chase Accumulation Trust II
         (7.27%) and five trusts for the benefit of Cheryl A. Chase's children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (7.55% in the aggregate).

          The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         DTC Holdings Corporation, a Delaware corporation.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

         Not Applicable

                              SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.



Dated: January 27, 1999


                                  D.T. Chase Enterprises, Inc.



                                  By: /s/ Cheryl A. Chase
                                      -------------------------------
                                      Name:  Cheryl A. Chase
                                      Title: Executive Vice President